Exhibit 3.1

PIKE CORPORATION

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

ARTICLE I

The name of the corporation is “Pike Corporation” (hereinafter referred to as the “Corporation”).

ARTICLE II

The street address, mailing address and county of the Corporation’s registered office in the State of North Carolina are 150 Fayetteville Street, Box 1011, in the City of Raleigh, County of Wake, North Carolina 27601. The name of the Corporation’s registered agent at such address is CT Corporation System.

ARTICLE III

The street address, mailing address and county of the Corporation’s principal office are 100 Pike Way, Mount Airy, North Carolina 27030.

ARTICLE IV

The purposes for which the Corporation is formed are to engage in any lawful act or activity for which corporations may be organized under the North Carolina Business Corporation Act and to possess and exercise all of the powers and privileges granted by such law and any other law of North Carolina.

ARTICLE V

The aggregate number of shares of stock which the Corporation shall have authority to issue is One Hundred (100) shares, all of which are of one class and are designated as Common Stock and each of which has a par value of $0.01.

ARTICLE VI

The board of directors of the Corporation is authorized to adopt, amend or repeal the bylaws of the Corporation, except as otherwise specifically provided therein.

ARTICLE VII

Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

ARTICLE VIII

The Corporation reserves the right to amend any provision contained in these Articles as the same may from time to time be in effect in the manner now or hereafter prescribed by law, and all rights conferred on shareholders or others hereunder are subject to such reservation.

ARTICLE IX

The directors of the Corporation shall be entitled to the benefits of all limitations on the liability of directors generally that are now or hereafter become available under the North Carolina Business Corporation Act. Without limiting the generality of the foregoing, no director of the Corporation shall be liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 55-8-33 of the North Carolina Business Corporation Act, or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article IX shall be prospective only, and shall not affect, to the detriment of any director, any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE X

The Corporation elects not to be governed by Article 9 and Article 9A of the North Carolina Business Corporation Act, entitled “The North Carolina Shareholder Protection Act” and “The North Carolina Control Share Acquisition Act,” respectively.

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